                                                                   SUPPLEMENT(c)

                      COTTER & COMPANY  1994  ANNUAL REPORT


                      [COLLAGE OF 110 TRUE VALUE CUSTOMERS]




  1.     2.      3.      4.     5.      6.      7.      8.      9.     10.     11.
 12.    13.     14.     15.    16.     17.     18.     19.     20.     21.     22.
 23.    24.     25.     26.    27.     28.     29.     30.     31.     32.     33.
 34.    35.     36.     37.    38.     39.     40.     41.     42.     43.     44.
 45.    46.     47.     48.    49.     50.     51.     52.     53.     54.     55.
 56.    57.     58.     59.    60.     61.     62.     63.     64.     65.     66.
 67.    68.     69.     70.    71.     72.     73.     74.     75.     76.     77.
 78.    79.     80.     81.    82.     83.     84.     85.     86.     87.     88.
 89.    90.     91.     92.    93.     94.     95.     96.     97.     98.     99.
100.   101.    102.    103.   104.    105.    106.    107.    108.    109.    110.






1.   Scott Stryker, Stone Ridge, NY               56.  Dale Kennow, Glendale, AZ
2.   Tammy Murphy, Thompson Station, TN           57.  Mary White, Worland, WY
3.   Jimmy Scott, Marks, MS                       58.  Albert Jost, Pittsburg, KS
4.   John Duclos, Goffstown, NH                   59.  Susan L. Burkhert, Adrian, MI
5.   Kenneth G. Korges, Dallas, TX                60.  Joseph J. Witt, Wilmington, DE
6.   Jan Emery, Hillsboro, OR                     61.  Tammy Burr, Shawano, WI
7.   Brian Pletcher&Missy Kidder, Elkhart, IN     62.  Lane Campbell, Suwanee, GA
8.   Robert A. Hayes, Sun City West, AZ           63.  Konrad McCree, Clearwater, FL
9.   Terri Williams, Benton, KY                   64.  Dorothy Yaw, Sandpoint, ID
10.  Dan Aurilio, McDonald, OH                    65.  Charles Cochran, Metropolis, IL
11.  Jennifer Smith, Metropolis, IL               66.  Gary W. Trabert, Bethlehem, WV
12.  Russ Rector, Sandpoint, ID                   67.  Phyllis Phipps, Goffstown, NH
13.  Owen Eric McClinchey, Powell River, BC       68.  Ronald King, Columbus, IN
14.  Maureen M. Moore, Stanwood, WA               69.  Clyde Nason, Jr., S. Portland, ME
15.  Phil Garner, Sugar Hill, GA                  70.  Jeffrey Lawler, Rapid City, SD
16.  Virginia Butler, Pike Road, AL               71.  Georgia Leithead, Ten Sleep, WY
17.  Danny Nobles, Cerro Gordo, NC                72.  William O. Thompson, Wilmington, DE
18.  Carolyn Burris, Irving, TX                   73.  Charlie E. Shirley, Marysville, WA
19.  Anthony D. Martin, Williamston, SC           74.  Betty Smith, Williamston, SC
20.  Hung Tran, Granger, IN                       75.  Robert E. Lara, Arrey, NM
21.  Bob E. Burris, Sr., Belton, SC               76.  Charles Dean Finley, Coralville, IA
22.  Pat Grantham, Coralville, IA                 77.  Valerie Carpenter, Brattleboro, VT
23.  Nina B. Huff, Wheeling, WV                   78.  Robbie Williams, Aurora, CO
24.  Ronald Coram, Metropolis, IL                 79.  Steve Oellermann, Glendive, MT
25.  Mike Price, Cumming, GA                      80.  Patricia Johnson, Carrollton, VA
26.  Jose Melendez, Rapid City, SD                81.  Robert Collins, Benton, KY
27.  Robert G. Coonan, Brattleboro, VT            82.  Joey Yaeger, Elko, NV
28.  R. Scott Brinkman, Delta, UT                 83.  Dawn M. Geldof, Newark, DE
29.  Joe Milo, Deming, NM                         84.  Steve Swader, Sandpoint, ID
30.  Kelli Dawn Burt, Sandpoint, ID               85.  John D. Soto, Glendale, AZ
31.  Elbert, Oxendine, Fairmont, NC               86.  Kitty Bell. Lumberton, NC
32.  Gloria Ahern, S, Portland, ME                87.  Mark Jester, Ponca City, OK
33.  James Rindo, Pepperell, MA                   88.  Gary H. Bosley, Wheeling, WV
34.  Richard Norman, Thompson Station, TN         89.  James French, Pittsburg, KS
35.  Larry & Rosemary Dunlap, Granger, IN         90.  Susan & Melody Fulone, New Boston, NH
36.  Jerry K. Fogle, Elko, NV                     91.  John E. Frost, Brattleboro. VT
37.  Helen D. Meyers, Allenwood, PA               92.  Meri Huckins, Clearwater, FL
38.  Thomas Fleming, Aurora, CO                   93.  David Crawford, Mtn. Home, AR
39.  Diane Price, Phoenix, AZ                     94.  Ted King, Murray, KY
40.  Ray Hauser, Ponca City, OK                   95.  Dennis Hartsell, Edwardsburg, MI
41.  John Skufca, McDonald, OH                    96.  Arma T. Holman, Delta, UT
42.  Charles E. Goss, Jr., Dunstable, MA          97.  Clint Holmes, Worland, WY
43.  Mark Crasnick, Portland, ME                  98.  Jack Brown, Hannibal, MO
44.  Peter Kane, New Paltz, NY                    99.  Barb Darling, Slinger, WI
45.  Joan Brenner, Glendive, MT                   100. Kendric Haithcox, Cassopolis, MI
46.  Rev. Johnny Alford, Montgomery, Al           101. Tom Corcoran, Marietta, GA
47.  Pamela Berovic, Hillsboro, OR                102. Dee Miller, Hartville, OH
48.  Edward Pewitt, Franklin, TN                  103. Dean Hamer, Tipton, IA
49.  Joice Evans, Hannibal, MO                    104. R. David Hunter, Turbotville, PA
50.  Ray Arnold, Jr., Franklin, TN                105. Karen Willard, Smithfield, VA
51.  Clair Noble, Iowa City, IA                   106. Jimmy Autrey, Columbus, NM
52.  Ed Akers, Tonkawa, OK                        107. Donald Burwell, Adrian, MI
53.  Thomas Herbert, Deming, NM                   108. Anne Brennan, Groton, MA
54.  Terry Gumm, Columbus, IN                     109. Thomas Violante, Hillsboro, OR
55.  Sam & Daniel Abtam, Dunbarton, NH            110. Winkey Weil, Montgomery, AL



                  The business mission of Cotter & Company is

                                     AS OUR

               to maximize our Members' profitability and growth

                                    CUSTOMER

              by aggressively providing cost-effective, innovative

                                    EVOLVES

             products, programs and services.  To do that, we must

                                  SO MUST OUR

            serve today's True Value customers even while we prepare

                                   BUSINESS.

             to serve tomorrow's different and changing customers.

YOUR CUSTOMERS ARE THE MOST IMPORTANT
PEOPLE IN COTTER & COMPANY'S BUSINESS.




               [PICTURE OF CHAIRMAN OF THE BOARD AND PRESIDENT]
               Chairman Jerry Kabelin and President Dan Cotter.



      As you read this annual report, you will see very quickly that it is focused on your customers as much as on your company.
      On the cover you see the faces of more than 100 True Value(R) Store customers, from practically every state in the union. They are not models, they are the people who come into your stores every day.

- -------------------------------------------------------------------------------
   Your patronage dividend grew by 11%, faster than your company's revenues.
- -------------------------------------------------------------------------------

They are the most important people in your business, and we know that at Cotter & Company. That's why so much attention is being paid to these people in today's actions and tomorrow's plans.

     That emphasis on your customers continues throughout this report, for good reason. One of the most difficult, and most important, things in business is striking the right balance between serving the needs and wants of customers today, and tooling up to meet the very different wants and needs of different customers tomorrow.
      During 1994, Cotter & Company achieved that balance.
      Here are a few of the highlights of 1994.  Your wholesaler has:
      -    Increased patronage dividends 11.0%
      -    Increased revenues by 6.4% to nearly $2.6  billion
      -    Created a new, modern and effective advertising program
      - Reduced corporate margins (leaving more money in the Member's pocket throughout the entire year)
      -    Filled Member orders at the highest rate in history
      -    Successfully moved your Red Carpet Market to St. Louis
      -    Invested money and manpower in technology for the future
      -    Merged key new executives into your top management team
      Everything that was accomplished in 1994 was the result of years of good planning and hard work.
      When this process started, professionals told your management team the needed changes would take three to five years. We thought it could be done sooner. We were wrong.
      But now everything is coming together, and the results will compound year after year.
      If there is one single thing in which we, your chairman and president, take the most pride, it is the way your top management has pulled together as a team.
      These executives have devoted all their efforts to giving Members what they need. At meeting after meeting your executives have addressed every issue with no concern about how it affects them or their departments, but only considering how it affects Members.
      Financially, this has been a very good year. We have surpassed our sales goal and the patronage dividend has exceeded 1993 and our 1994 Budget. It's also better than it looks at first glance.
      More than $6 million that would have been included in the year-end patronage dividend in years past stayed with Members all year long in 1994, because of the impact of our very successful Pinpoint Pricing program. Your wholesaler's lower-than-normal margins on these high-profile items made you more competitive and more profitable.
      You kept that $6+ million at work in your business all year long. If you had not received an "instant" patronage dividend through lower prices, your total patronage dividend would have been about $66 million, the highest since 1989 and more than 20% above 1993.
      In 1994, we invested $5 million to enhance your company's technological infrastructure. This investment, approved by Members, will make your future more secure and more profitable.

- -------------------------------------------------------------------------------
    Pinpoint Pricing kept $6 million of your money working in your business throughout the entire year.
- -------------------------------------------------------------------------------

      Many of our other accomplishments have been equally important and equally impressive.

      Growth in the Just Ask Rental program has been outstanding. This program gives Members a unique competitive advantage over giant chain competitors and other independents, too.
      Your Lumber and Building Materials division (LBM) had an excellent year, with sales surpassing $300 million for the first time in history, as the result of an 11.9% increase.

- -------------------------------------------------------------------------------
Record fill rates especially in core departments, prevented loss sales and kept your customers happy.
- -------------------------------------------------------------------------------

      Cotter Canada showed strong growth with a revenue increase of 11.6% to $128 million (Canadian) in 1994. Cotter Canada provides a solid base for our international growth.
      Leaders of both Cotter Canada and LBM retired in 1994, and their loss will be felt, but both men fully deserve all the good things that retirement can bring, and they go with our best wishes.
      Bob Nolawski, who started with Cotter & Company unloading trucks in the Cleveland Distribution Center, worked his way up through the ranks to Vice President, and was the logical choice to be the first President of Cotter Canada, where he did a great job. Fred McCarthy led LBM to 15% annual growth for the 18 years he headed that operation.
      But good leadership is common throughout your company, and good leaders always prepare their successors. That's why our strong 1994 will be followed by an even better 1995.
      Details of your company's performance in 1994 fill the following pages of this report. It was a year filled with significant accomplishments.
      One factor considered in all forward-looking decisions in 1994 has been the long-discussed move of your national headquarters.
      It has been increasingly obvious for several years that this move had to be made in order to serve Members better. The buildings that now house your headquarters are more valuable for other purposes, and Cotter & Company must have more efficient facilities to lower costs and keep you competitive.
      In fact, any element of your own wholesaler that is non-productive is open to review. We cannot afford under-performing assets and all decisions must be made on the basis of what is best for the total Membership.
      That philosophy was behind the sale of V&S(R) early in 1995 and the announced sale of General Power, effective in August, 1995.
      Both these actions will enhance the company's profitability, but of equal importance, they are part of an ongoing response to changes in the marketplace.
      These two moves allow Cotter & Company to concentrate on what made True Value Stores industry leaders ever since the company was founded in 1948. This concentration on hardware, housewares, building materials and related products will benefit every True Value Store.
     Your Board of Directors and your executives are concentrating on meeting your needs today and into the future, not resting on the success of the past.
     During 1994 you heard frequent reference to the need for a fully participating Membership.


  [BAR CHART SHOWING COMPANY REVENUES AND AMOUNT PAID BY COMPANY AS PATRONAGE
                     DIVIDEND FOR THE YEARS 1993 AND 1994]

      The unselfish interests of committed Members, regardless of size, must come before the self-interest of those few who want to take the benefits of Membership without giving anything back.
     We will remain strong and successful only if Members work together, cooperating with each other and with the executives, managers and employees of the company they own.
     Your management recognizes that this past year was successful because of the loyalty, understanding and cooperation of the vast majority of Members.
     We salute you, we thank you, and we promise to do everything we can to lead your company to even greater success in the years ahead.


/s/ Jerrald T. Kabelin

Jerrald T. Kabelin
Chairman of the Board

/s/ Daniel A. Cotter

Daniel A. Cotter
President and Chief Executive Officer

1994 WAS THE YEAR OF THE CUSTOMER AS
COTTER & COMPANY BUILT FOR THE FUTURE.


                         [PICTURE OF FAMILY SHOPPING]

     Dennis Hartsell, a corporate pilot, and his wife, Mary, are active do-it-yourselfers. Family life centers around church, children--two boys and a girl--and their home. They've been shopping at least twice a month at the same True Value Store for 12 years, for service and "helpful step-by-step advice." They don't consider themselves experts, even though they remodel one room a year, so they use their True Value Store as "a trusted partner," according to Dennis. Recent projects include adding closets, tiling bathrooms and upgrading plumbing and electrical.
      Dennis and Mary, both 45, are typical of the "baby boomer" generation that accounts for almost half of all American households. Boomers are in their peak earning years and 74% own their home. Many are outgrowing their homes and they have the income to do something about it, adding rooms, improving kitchens and baths, and more. Baby boomers represent the largest volume potential in the home improvement industry.



      If ever there was a "year of the customer" for Cotter & Company and True Value Stores, 1994 surely was that year.
      All of the changes that have been implemented in the last few years, changes designed to help True Value Stores serve today's customers and prepare to serve tomorrow's different customers, began to bear fruit.
      It was a good year in every department, from Retail Development to Merchandising to Distribution to Management Information Services.
      Reorganized and renamed in late 1994, Cotter & Company's new "Retail Development Department" was both a functioning part and a symbol of the changes within the company.
      With more professionally-trained people in the field, Members got strong proof of Cotter's commitment to help their business.

                         MARKET MOVE VERY SUCCESSFUL.

      Moving Cotter's Red Carpet Markets from Chicago to St. Louis was successful beyond our greatest hopes. Attendance set records in Spring and Fall, in both people and stores. Sparkling facilities, efficient for Members and vendors, helped increase orders to record levels at both Markets.
      Equally important was the expanded role of the Markets in training Members and their employees to meet challenges of the future.
      A series of Friday seminars designed to keep Members on top of the external changes that will dictate how they do business in the years ahead drew more than 700 stores in the spring. It was the first time such programs were offered at this level of skill and expertise, and attendance at the Fall seminars tripled.

         [BAR CHART SHOWING HOMEOWNERSHIP BY AGE OF HEAD OF HOUSEHOLD]

      Popular product knowledge meetings held previously in crowded quarters on Clybourn Avenue also were expanded, and at the Fall Market 3,838 men and women attended 46 of these meetings.

                           RENTAL PROGRAM EXPANDS.

      Of all the accomplishments in providing support for Members, nothing in recent years equals the success of Just Ask Rental.
      The number of participants doubled again in 1994, after doubling in 1993, and opening stock orders for the participating Members were up 171% in dollars.
      Participants report very profitable add-on sales to rental customers and ROI has exceeded expectations.
      There were 168 Just Ask Rental departments operating at year-end and 32 more Members were surveyed, trained and awaiting delivery of equipment.
      Opening a Just Ask Rental department isn't as simple as "just signing up." The process includes surveying the market, analyzing the store's location and physical facilities, training managers and employees, ordering equipment, and merchandising the department. Therefore, Just Ask Rental growth is not limited by Member interest, but by availability of personnel to provide management expertise, training and leadership. In 1995 more staff and resources are being devoted to Just Ask Rental.
      The highly rated Member Information Center, already a winner by any standard, became even more successful.

                    [PICTURE OF FATHER AND SON FIXING SINK]

When they tell me something, I know it's right and they answer all my questions without making me feel dumb.

                         Dennis Hartsell

ADVERTISING HIT NEW HEIGHTS WITH GREATER
CREATIVITY, IMPROVED COMMUNICATIONS.


                 [PICTURE OF FATHER AND SON LOOKING AT TOOLS]

      Kendrick Haithcox is an active do-it-yourselfer, and when he and his wife, Kelly, expand their two-bedroom home this spring, he will do most of the work himself. He's been shopping at the same True Value Store almost twice a week for nearly 10 years. His Dad first took him to that store when he was a child, and he values their knowledgeable assistance. Kendrick works for an excavating contractor, and when anyone needs supplies at work, "I always tell them to go to True Value because I know they will have it."
      Folks like Kendrick and Kelly Haithcox are part of the largest minority group in America. African-American families represent more than 10% of all U.S. households and 45% are home owners. This is an important segment of the home-improvement business, and the older average age of homes owned by African-Americans further expands the sales potential. The number of African-American do-it-yourselfers grow every year!


      The number of calls grew to more than 130,000 during the year, a 13% increase, and 70% of all callers got immediate answers to their questions. In 1993, 63% of the calls were answered immediately, up significantly from 1992.
      The popular "town-hall" meetings, conducted by your directors, expanded to every distribution center in 1994.
      Store remodeling continued as an important service for Members, and the size of the average remodeling project grew 6% to 11,400 square feet.

                         ADVERTISING HIT NEW HEIGHTS.

      The spectacular new "Red Cross Across America" promotion, new television advertising, strengthened direct mail advertising, and the introduction of the new Member-friendly Marketing Advisor were highlights of True Value advertising in 1994.
      "Red Cross Across America" was Cotter & Company's first cause marketing program, and it helped familiarize all Americans with the True Value motto "Help is just around the corner," while raising more than $12 million in viewer donations to support disaster programs of the Red Cross.
      More exciting and creative TV advertising, emphasizing the help available in True Value Stores, was more closely tied to print and direct mail promotions. Start and closing dates were established for all promotions, to enhance the "buy now" message vital to successful advertising.
      Direct mail has now been reformatted for a cleaner, more contemporary look, with stronger pricing, taking advantage of the Pinpoint Pricing program. National print ads support Members who use direct mail.
      The number of Members using direct mail grew again, largely because of the Impact 8 program, and total direct mail circulation soared 20% in 1994.

                   MARKETING ADVISOR SIMPLIFIED PROMOTIONS.

      The Marketing Advisor, the product of teamwork throughout the company, concentrates each month's advertising, marketing information and promotions in one book, making it easy for the Member to order. Included are locked-in ship dates, 15 to 45 days before the date of the sale.
      Bargains of the Month, newspaper advertising, promotional relays and more are part of this simplified, consolidated communication.
      With the Marketing Advisor, promotional buying at the Spring and Fall Markets is being de-emphasized.
      Other True Value promotions achieved excellent results in 1994.

    [BAR CHART SHOWING TOTAL MINORITY POPULATION (MILLIONS OF HOUSEHOLDS)]

      The 13th annual True Value/Jimmy Dean Country Showdown in Nashville created a lot of excitement at local and state competitions across the country, concluding with the national finals in the home of the original Grand Ole Opry in Nashville.
      True Value continued its highly productive promotional role in automobile racing, leading with sponsorship of the International Race of Champions, the motorsports version of The Masters tournament in golf. True Value and Master Mechanic(R) tools again sponsored the Silver Crown racing series in USAC, and awards for drivers, mechanics and crew members in NASCAR.

       [PICTURE OF FATHER AND SON FIXING DOOR WITH MOTHER IN BACKGROUND]

We've got two hardware stores, and their prices are like night and day. I drive two miles further to True Value to save money and get better service.

                                                              Kendrick Haithcox

PINPOINT PRICING, RECORD ORDER FILL RATES
MADE 1994 THE BEST EVER FOR MERCHANDISING.



              [PICTURE OF MAN AND WOMAN SELECTING HOUSEHOLD ITEM]

      Brian Pletcher and Missy Kidder, both 22, still live at home but they already have started a "house-buying" fund and will be married after graduating from college in June. Brian worked in construction and as a painter during his summers, so he knows how to do most anything around the house, and plans to turn a "fixer-upper" into something much better. They like the True Value Store where they already shop because "the layout is efficient, you don't have to search all through it, you can find things, and the people help you." Like most busy young people, time is important to them, and they value shopping convenience.
      First-time homeowners (ages 20 to 34) are most likely to do their own home improvements. And more than 73% of young homeowners buy a single family house. Because most young couples' first homes are almost twice the age of "trade-up" houses, they spend heavily to repair and improve their homes. Establishing shopping loyalty with these buyers, whose home ownership rates are now increasing, brings strong business for today and the future.


      Leo Burnett, one of the nation's largest and most creative ad agencies, was named as Cotter's new agency in 1994. Italia/Gal Advertising was added for local and retail support.
      Late in 1994 Cotter announced an agreement with Major League Baseball to tie many 1995 promotions to the country's favorite game, but the players' strike forced postponement of this 1995 promotion, now slated for 1996.

                PINPOINT PRICING HELPED EVERYONE.

      Members everywhere benefited from Pinpoint Pricing, the new Marketing Advisor, improved service level, and the reorganization of the Merchandising Department.
      Pinpoint Pricing has expanded to more than 500 items. It gives Members the support of low prices to meet competition and build their store's image as the place for great values.
      Cotter & Company's reduced margins on these specially priced items has the effect of giving Members an "instant patronage dividend" totalling more than $6 million.
      The fill rates for warehouse shipments set records all through 1994, and the average for the year was a remarkable 91%, up from the 1993 figure of 89.8%. For the last 34 consecutive weeks of 1994, the fill rate was higher every week than for the comparable week of 1993.

       [BAR CHART SHOWING DOING IT YOURSELF IMPROVEMENT ACTIVITY BY AGE]

      Service levels on core departments were much higher. Plumbing, electrical, hand tools, power tools and paint sundries all had fill rates from 92.4% to 95.1%, improving from 1.5 to 3 percentage points over 1993.

                       COMMERCIAL SALES GET BIG BOOST.

      Another breakthrough in Member support was the introduction of the Commercial/Industrial Catalog at the Fall Market. Members earlier had used a Janitorial/Cleaning Supplies catalog with good effect. The new catalog will help expand outside sales.
       The Commercial/Industrial Catalog was developed from fine-line catalogs, showing other products that could be sold to this growing category of potential customers. It includes some 38,000 SKUs from all core departments, including only warehouse stocked items. It shows "the total world of True Value," far beyond what is in stores, by illustrating what is available in distribution centers.
      Expanding the potential for commercial sales even more, Cotter & Company struck an exclusive deal with Grainger, the world's largest seller of commercial and industrial products, to give Members access to all of the 55,000 SKUs in that catalog.
      The Commercial/Industrial Catalog will be re-issued in an improved version in 1995, and Cotter & Company is working to lower the cost so more copies can be distributed by Members. In 1994, 1,000 Members bought more than 10,000 copies.
      The Plan-o-Gram Program was moved to the Merchandising Department in 1994, and the number of plan-o-grams, in basic and extended formats, was doubled to
over 400 offerings.   Nearly 100,000 plan-o-grams were distributed to Members,
at no charge, after the Fall Red Carpet Market.

       [PICTURE OF MAN PUTTING UP LIGHT FIXTURE WITH WOMAN WATCHING HIM]

I trust my True Value store.  They have local owners and you know who they are.

                                                                   Missy Kidder

HIGH TECHNOLOGY FOR THE FUTURE UNDERGOES
TESTS WHILE STORE USE OF COMPUTERS GROWS.

                       [PICTURE OF WOMAN SELECTING PAINT]

     Barb Darling, divorced mother of a helpful 10-year-old, has been shopping at least twice a month at her True Value Store since her son was born. Barb is busy at work, handling billing for a national company, and at home with projects like painting and refinishing. "True Value," she says, "makes it easy for me to get what I need when I'm in a hurry." There's no limit to Barb's home repairs, "If it has to be done, Itry it," she explains, so she values the professional help and the honesty she gets in her True Value store.
     Women like Barb Darling make up the fastest growing segment of the DIY home improvement market. Single women households doubled from 1970 to 1990, and now account for 30% of all households. And single women are taking on DIY projects in record numbers. Only 15 years ago, 30% of all do-it-yourselfers were women; now that number is over 50%. Because their time is so limited and many women are newer to DIY home repairs, they rely heavily on expert sales people, preferring convenient stores with personalized service like True Value.


       The plan-o-grams are reviewed twice a year for integration of new products and elimination of discontinued items, and to reflect changes in customer product choices, wants and needs.
       The Merchandising Department held nine round table sessions during 1994, about the same as in the past, but the format of these meetings is changing as
conditions and needs change.   Roundtable sessions still feature "listening"
time for executives and managers to learn Member concerns and needs, but tighter focus gives participants the opportunity to take a more proactive role in discussions of products, programs and services.

                  MORE SUPPORT TO COME FROM VENDORS.

      During the last six months of the year, extensive time and effort went into development of a Vendor Agreement that will have far-reaching effect on every Member and Cotter & Company. This document is the cornerstone for all future relationships with vendors, including terms and conditions on deals, dating, pricing, delivery, advertising, and in-store support for our Members.
      In October, the Merchandising department was reorganized so all of the buyers and their support staff could use their experience and strength with greater efficiency in the appropriate departments.
      Parts Central has been moved from General Power Company to the Merchandising Department to increase the opportunity for True Value Stores to become the prime source for repair and service parts for thousands of name brand items. Parts Central expanded to more than 75,000 SKUs in 1994.

          [BAR CHART SHOWING FEMALE HEADS OF HOUSEHOLDS (IN MILLIONS)]

                INFORMATION SERVICES SERVES TWO MASTERS.

      While most of the departments at Cotter & Company have a single "customer base," Information Services is in the unique position of having to satisfy two constituencies, national headquarters on one hand and the Membership on the other. Both want the same thing: greater productivity and lower cost.
      At the retail level, a major success story was the continued growth of the Tru-Trac(R) POS(point-of-sale) system. The number of Tru-Trac users increased by nearly 23% during the year, and at year end more than 530 of these efficient and economical systems were in place. Triad grew to 1,300 Member stores.
      In addition to Tru-Trac and Triad, Members invested in other POS systems as well. The total gives Cotter & Company the largest base of computerized stores in the industry.
      Both Tru-Trac and Triad announced significant enhancements to Member systems during 1994. Improvements were in the areas of file maintenance, greater ease of operation and use, and improved communications features, and the availability of hand-held laser bar code terminals.
      With Member training as an emphasis, Tru-Trac held its first education conference in Orlando in 1994 to increase the level of knowledge concerning use of automated systems.
      Testing of Cotter & Company's electronic catalog, featuring CD-ROM technology, advanced significantly in 1994, and now there are 250 participants as the system moves closer to a complete rollout.

                 [PICTURE OF MOTHER AND SON REFINISHING CHAIR]

You go into True Value, you walk out with what you need and you feel good because people have helped you. I appreciate that!

                                                             Barb Darling

REDUCED COSTS AND IMPROVED DELIVERY SERVICES
HELPED MEMBERS TAKE BETTER CARE OF CUSTOMERS.


               [PICTURE OF MAN AND WOMAN SELECTING WOOD PRODUCTS]

      Hung Tran and his wife Nhung came to the United States as refugees from Vietnam in 1975, and almost immediately became regular shoppers at their nearby True Value Store. Their home maintenance and repair projects include painting, paneling and finishing a basement, but they'll tackle almost anything despite the little time they have available away from their family owned restaurant. Hung values the way his True Value Store treats him and his projects. "When I go in I find the same salesperson, and he doesn't just sell stuff, he helps us with our projects and solves our problems."
      The Trans are one of the minority households whose growth represents the biggest demographic event since the baby boom. Asians and Hispanics accounted for 49% of new U.S. households in the 1990s, and are a growing force in the home improvement market. Asians and Hispanics are growing more rapidly than any other minority group, and tend to leave central cities for the suburbs to become homeowners.


      This development process has successfully provided the first hardware industry deployment of CD-ROM technology, brought Member feedback on the use and effectiveness of a stand-alone electronic catalog, and built a foundation to launch a new Member ordering system.
      Information Services also started a pilot program in 100 stores testing expansion of credit card authorization systems at retail, using the Cotter Communications Systems infrastructure to reduce the cost and increase the speed of checkout transactions.
      Within corporate headquarters, Information Services had multiple projects under way in 1994.

                        TOP PRIORITY GOES TO LISTMENT.

      In re-engineering major business operating systems, top priority has gone to the listment, simplifying this critical payment process for the Membership. The development will be complete in 1995, with roll-out to follow as quickly as possible.
      Marketing information systems are being upgraded as Cotter & Company creates a new Member Data Base. Stronger regional marketing and advertising support systems and better order fill rates will flow from this profile of the Membership.
      Automation of the Retail Development staff with lap-top PCs started in 1994. This will result in better analysis of Members' business operations, and stronger support by the field staff.
      Continued emphasis on Electronic Data Interchange has built the number of vendors using EDI about one third, to 800 major vendors, and today over 80% of Cotter's volume is bought on EDI purchase orders.

                [BAR CHART SHOWING MINORITY POPULATION GROWTH
                     (IN MILLIONS OF ADDITIONAL PEOPLE)]

                       SATELLITE NETWORK STILL GROWING.

      The Cotter Satellite Network continues to grow. The network now serves some 2,200 stores, an increase of 10% from the year before, at a cost to the Member lower than retailers elsewhere are paying for in-store music alone.
      A highlight of CSN during 1994 has been improved in-store advertising, with better ties in copy and timeliness to the other advertising by Cotter & Company.
      CSN has become a major communication vehicle for the company, unique in the industry. In addition to in-store advertising, it offers messages, data transmission, training and video communications from National Headquarters executives and managers.
      All transportation and distribution activity in 1994 met two objectives. The first was to contain, or even reduce, costs through increased productivity and efficiency; the second was a continuing evaluation of the needs of the total Membership, so that any "efficiencies" did not come at the cost of reduced service to Members.
      Productivity was increased and operating expenses were trimmed, leaving Members with one of the lowest freight costs in the industry, about 2% of the cost of the merchandise they buy.
      Service to Members was improved, with expanded hours in the distribution centers, more timely delivery of promotional merchandise, and record order fill rate.
      The department's statistics were awesome. More than 325 tractors hauled some 900 delivery trailers nearly 25 million miles in 1994, the equivalent of 7,800 trips from Portland, Oregon, to Portland, Maine.

                   [PICTURE OF MAN AND WOMAN DOING WOODWORK]

If you buy something for 10 cents they still treat you like you have bought something for $10 million.

                                                                      Nhung Tran

MANUFACTURING INCREASES PROFITABILITY WHILE
PROVIDING PRODUCT INNOVATIONS AND SERVICE.


                   [PICTURE OF MAN AND WOMAN PURCHASING VASE]

      Larry Dunlap is a retired banker, and an active do-it-yourselfer, who moved back to Indiana in 1991. True Value is his store of first choice because of service and convenience; "True Value has everything, they know how to use it and they know where to find it." In the California home where they lived 25 years Larry and Rosemary did everything--built a deck, painted, put up fences. "We're not real knowledgeable," Rosemary says, "so we need a store where we can get helpful advice. The True Value sales people must be jacks of all trades because they know about almost everything."
      Senior citizens are the most likely of all Americans to own their homes--80% do. The Dunlaps, like other mature couples, take pride and derive satisfaction from do-it-yourself projects around the home. The number of older Americans is increasing, and with more disposable dollars for home renovation than any other age group, they are very important home improvement customers.


      Cotter & Company's transportation and distribution team handled more than
1.8 billion pounds of merchandise in 1994, an increase of 10% over the year previous. Cost per pound, the best measure of productivity, was reduced more than 4%.
      The Denver Regional Distribution Center was relocated, to a more efficient and larger building completed on schedule and on budget.
      If one looks at the bottom line of Cotter & Company's manufacturing subsidiaries, 1994 was a good year. But if you evaluate the year based on service to Members and financial results, it was outstanding.
      All three manufacturing segments had sale increases. Both Tru-Test Mfg. Company and Baltimore Brush & Roller Co. added significantly to an already good patronage dividend.
      Baltimore Brush & Roller completed 8 years without a price increase, an unheard of record in the industry. That means dollars in Members' hands and better competitive positioning for True Value Stores.
      Sales were up 1.7% to $18 million and patronage dividend increased slightly.
      Product innovations continue, with the highest quality Accu-Flo(R) contractor line now being sold in over 1,100 stores, more than double the number of stores from a year ago. The line is highly profitable and it brings contractors into True Value Stores where our Members can introduce them to everything else in the stores and in distribution centers.


                 [BAR CHART SHOWING HOMEOWNERSHIP RATES BY AGE]


                    AUTOMATIC REPLENISHMENT BOOSTS SALES.

      A major achievement at Baltimore Brush was the introduction of its Vendor Managed Inventory program on a test basis. This automatic replenishment program ties the Member's Tru-Trac system to Baltimore Brush computers, automatically reordering selected applicators as the product is sold in the store.
      The store reduces its reordering cost, needs no back room inventory to prevent out-of-stock conditions, and increases sales. Paint applicator sales rose by as much as 22% in the test stores.
      Tru-Test Manufacturing served Members extremely well, with sales up 2.2% to $112 million, and a patronage dividend that climbed 8%.
      The higher patronage dividend did not come at the expense of higher prices, either. Tru-Test implemented only modest price increases on the WeatherAll(R) and E-Z Kare(TM) lines late in the year, and that only raised prices back to where they were before 1992's price reduction.
      Major product improvements and introductions took place in 1994. The Easy Color(TM) line of mid-price latex paint was introduced very successfully in the July 4 circular. The Woodsman(R) line underwent major improvements, with upgraded products and point-of-purchase support. The results were a better product, with greater durability and reduced drying time, and a 23% increase in sales!

                                E-Z KARE GETS
                           MAGAZINE'S NO.1 RATING!

The image coup of the year came in February when Consumer Reports honored E-Z Kare(TM) Flat Enamel with its No. 1 rating. Sales have been great ever since, up 17.5% for E-Z Kare Flat Enamel for the year, and the resulting carry-over gave the entire line a 8.8% increase.

                   [PICTURE OF MAN AND WOMAN POTTING PLANTS]

I've given up on the bigger stores--they usually don't know much, so we go where we can get advice. That's True Value, and I just don't go anywhere else

                                                                 Larry Dunlap

LUMBER/BUILDING MATERIALS, INSURANCE AND
INTERNATIONAL BUSINESS ALL REPORT GROWTH.


      Computer color matching systems within True Value Stores now constitute the largest network of this kind of color-matching computers anywhere in the nation. The 1,000th unit was sold at the Fall Market.
      Tru-Test changed its supplier for the Custom Color Analyzer after the financial failure of the previous manufacturer. But your management was alert and able to make a relatively trouble-free change.
       All new equipment has state-of-the-art technology and Members with older models are getting excellent service on their equipment.
      Customer calls for product knowledge rose 55%, to more than 135,000 calls on the toll-free information hot line during the year. This is the equivalent of a call every 40 seconds for 10 hours a day every day of the year.

                        [PICTURE OF TRUE VALUE CUSTOMER]

      A major project in 1994 was writing bilingual (Spanish/English) instructional labels for the paint line in 1995. The new labels will bring major increases in sales in many markets where there is a substantial Hispanic population.
      General Power's 1994 sales increase of nearly 15% was more than double the entire industry's growth of about 6%.
      Pre-season booking meetings at 70 locations (no Members were more than 150 miles away) were very successful because of the heavy product-knowledge training for owners, managers and employees.
      Lumber and Building Materials 1994 sales climbed 11.9% to $303 million. Continued innovations in products and product lines contributed to the growth. A kitchen and bathroom products program, offering merchandise with varied price points and products, achieved very strong acceptance from our Members.
       The first LBM market ever at Las Vegas drew a record crowd in January, with the number of stores attending up 17%.
       Continued efforts to increase efficiency and reduce costs paid off throughout National Headquarters administrative offices in 1994. For example, printing and production costs have been contained, and even reduced in some situations, despite four paper price increases in calendar 1994.
       The 17 fine-line catalogs were re-formatted to meet Member requests during 1994, and now are routinely issued twice a year.
       Increased efficiency helped subscribers to Cotter Member Insurance Ltd. again in 1994. Rates on health coverage were basically unchanged from the year before, although the industry in general saw rates of 8% to 10%.
        Cotter Member Insurance, completely owned by Members who use it, protects participating Members at the lowest possible cost. More than half of all Members use Cotter Member Insurance.

                      INTERNATIONAL BUSINESS EXPANDING.

      Cotter & Company continued to expand its off-shore business, and in 1994, as evidence of that commitment to globalization, formed a new division, True Value International, to serve this expanding market.
       In 1994, True Value International served 143 stores in more than 40 countries and U.S. Provinces, and sales to these stores were up 17% for the
year.   (These numbers do not include Cotter Canada.)
       Cotter Canada had an excellent year, with sales rising 11.6% to $128 million (Canadian), and after tax profits were up 34.8%. Membership also grew, but major emphasis throughout the year was on refinement of systems and programs for long-term growth.

                        [PICTURE OF TRUE VALUE CUSTOMER]

                    CANADA A LEADER IN HIGH TECH PROGRAMS.

      Cotter Canada is a leader in high tech systems that increase efficiency, build sales and reduce costs for all Members.
       Currently 32% of all Cotter Canada stores have point-of-sale systems, and 60% of those computerized stores are using the innovative automatic replenishment system being pioneered in the industry by Cotter Canada.
       The Member is in complete control of the program, identifying items to be automatically replenished, setting reorder points and reorder quantities. Some stores have as many as 7,000 SKUs on automatic replenishment, and some are buying as much as 80% of their warehouse purchases by this system.
       Total membership increased by 15%, and combination hardware and variety stores, a new idea in Canada, more than doubled. Another new idea for Cotter Canada was addition of "Crafts 'n' More" stores, a category with great potential in that country.

                        [PICTURE OF TRUE VALUE CUSTOMER]

       These new concepts are typical of the changes True Value and its Members are making to serve the customer better than ever before. 1994 was a good year and the future holds exciting potential for the entire True Value organization.

FINANCIAL REVIEW.


- --------------------------------------------------------------------------------
REVENUES

      In fiscal year 1994, Cotter & Company revenues increased $153,718,000 from last year. Total revenues grew to $2,574,445,000, an increase of 6.4%. The improvement resulted from increased merchandise shipments to existing Members.

      Classes of merchandise with the strongest percentage increases in fiscal year 1994 were Lumber and Building Materials, up 11.9%; Farm and Garden Supplies, up 8.9%; Hardware Goods, up 7.3%; Appliances and Housewares, up 7.0%; and Variety and Related Goods, up 6.4%. The South Central region of the United States showed the largest growth at 9.4%. Other regions showing strong growth were the Southeast at 8.1%; the Northeast at 7.2%; and North Central at 7.1%.

- --------------------------------------------------------------------------------
OPERATIONS

      Overall merchandise gross margins, as a percentage of revenues, decreased compared to last year reflecting a change in the Company's sales mix from warehouse to direct shipments, combined with the Pinpoint Pricing program and more promotionally oriented merchandising programs. Warehouse, general and administrative expenses, expressed as a percentage of revenues, decreased primarily due to the Company's continuing efforts to reduce operating costs.

- --------------------------------------------------------------------------------
PATRONAGE DIVIDEND AND MEMBER PAYOUT

      The annual patronage dividend for fiscal year 1994 was $60,421,000 compared to $54,440,000 last year, representing an increase of 11.0%. Total Member payout, which includes interest paid semi-annually on previously issued promissory (subordinated) notes in addition to the patronage dividend, totalled $83,315,000 compared to $78,898,000 last year. The sources and components of Member payout for fiscal years 1994 and 1993 are presented in the table below.

      The patronage dividend paid to each Member will vary depending upon the volume and type of purchases, the method of shipment and extent of participation in each of the above source programs. Each Member's patronage dividend will differ slightly from the overall Company averages. In fiscal year 1994, the average dividend percentages from stock, relay, and direct shipment purchases were 3.3%, 1.5% and 0.4%, respectively. Purchases of Tru-Test Manufacturing and Baltimore Brush & Roller products earned Members a manufacturing patronage dividend of 12.3% and 12.6%, respectively, in fiscal year 1994. In fiscal year 1993, the average dividend percentages for stock, relay, direct shipment, Tru-Test Manufacturing and Baltimore Brush & Roller purchases were 3.0%, 1.5%, 0.5%, 11.6% and 12.8%, respectively.

      The Company considers promissory (subordinated) notes and Class B common stock important parts of its patronage dividend. The notes provide Members a recurring return on their investment and the Class B common stock provides the Company a source of permanent capital. Promissory (subordinated) notes issued as part of the fiscal year 1994 patronage dividend bear interest at an annual rate of 8.2% compared to 6.5% in 1993. The Member cash payout in fiscal year 1994 was $41,277,000 compared to $41,072,000 in fiscal year 1993.

- --------------------------------------------------------------------------------
MEMBER PAYOUT

                                                 Fiscal Year        Fiscal Year
                                                    1994                1993
                                                 -----------        -----------
                                                        (000's omitted)
Sources of Member payout:
     Patronage dividend from:
         Stock Shipments                            $36,008           $30,877
         Relay shipments                              4,269             4,048
         Direct shipments                             3,916             4,331
         Tru-Test Manufacturing                      13,890            12,862
         Baltimore Brush & Roller                     2,338             2,322
                                                    -------           -------
     Total patronage dividend                        60,421            54,440
     Interest paid to Members                        22,894            24,458
                                                    -------           -------
Total Member payout                                 $83,315           $78,898
                                                    =======           =======

Components of Member payout:
     Cash Payout:
         Interest paid to Members                   $22,894           $24,458
         Cash patronage dividend                     18,383            16,614
                                                    -------           -------
     Total Member cash payout                        41,277            41,072
     Promissory (subordinated) notes                 27,909            26,752
     Class B common stock                            10,829             7,686
     Member indebtedness                              3,300             3,388
                                                    -------           -------
Total Member payout                                 $83,315           $78,898
                                                    =======           =======

CONSOLIDATED BALANCE SHEET.


- --------------------------------------------------------------------------------

                                                                                           December 31,       January 1,
                                                                                               1994              1994
                                                                                           ------------       ----------
                                                                                                   (000's omitted)
ASSETS
 Current assets:
     Cash and cash equivalents                                                               $  1,831          $  1,314
     Accounts and notes receivable                                                            294,663           276,585
     Inventories                                                                              384,747           336,066
     Prepaid expenses                                                                           7,861             6,969
                                                                                             --------          --------
         Total current assets                                                                 689,102           620,934
Properties owned, less accumulated depreciation                                               164,261           164,319
Properties under capital leases, less accumulated amortization                                  4,691             6,769
Other assets                                                                                   10,731            11,506
                                                                                             --------          --------
         Total assets                                                                        $868,785          $803,528
                                                                                             ========          ========

LIABILITIES AND CAPITALIZATION
Current liabilities:
     Accounts payable                                                                        $334,468          $255,216
     Accrued expenses                                                                          45,304            38,926
     Short-term borrowings                                                                      9,329            23,287
     Current maturities of notes, long-term debt and lease
         obligations                                                                           60,564            61,685
     Patronage dividend payable in cash                                                        18,383            16,614
                                                                                             --------          --------
         Total current liabilities                                                            468,048           395,728
Long-term debt                                                                                 72,163            63,977
Obligations under capital leases                                                                3,593             5,224
Capitalization:
     Promissory (subordinated) and instalment notes                                           199,099           217,996
     Redeemable Class A common stock and partially paid subscriptions
         (Authorized 100,000 shares; issued and fully paid
          63,350 and 65,880 shares)                                                             6,370             6,633
     Redeemable Class B nonvoting common stock and paid-in capital
         (Authorized 2,000,000 shares; issued and fully paid
          1,047,756 and 1,019,640 shares; issuable as partial
          payment of patronage dividends, 104,275 and 75,780 shares)                          116,663           110,773
     Retained earnings                                                                          3,764             3,867
                                                                                             --------          --------
                                                                                              325,896           339,269
     Foreign currency translation adjustment                                                    (915)              (670)
                                                                                             --------          --------
         Total capitalization                                                                 324,981           338,599
                                                                                             --------          --------
         Total liabilities and capitalization                                                $868,785          $803,528
                                                                                             ========          ========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF OPERATIONS.

- --------------------------------------------------------------------------------


                                                                                          For the Years Ended
                                                                              ------------------------------------------
                                                                              December 31,    January 1,      January 2,
                                                                                  1994          1994             1993
                                                                              ------------    ----------      ----------
                                                                                           (000's omitted)

Revenues                                                                      $2,574,445      $2,420,727     $2,356,468
                                                                              ----------      ----------     ----------
Cost and expenses:
     Cost of revenues                                                          2,351,114       2,202,806      2,139,860
     Warehouse, general and administrative                                       132,759         132,674        123,244
     Interest paid to Members                                                     22,894          24,458         25,716
     Other interest expense                                                        7,493           7,429          7,273
     Gain on sale of properties owned                                               (692)         (5,985)           --
     Other income, net                                                              (604)           (260)          (643)
     Income tax expense                                                            1,163           2,582            389
                                                                              ----------      ----------     ----------
                                                                               2,514,127       2,363,704      2,295,839
                                                                              ----------      ----------     ----------
Net margins                                                                   $   60,318      $   57,023     $   60,629
                                                                              ==========      ==========     ==========


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS.


- --------------------------------------------------------------------------------


                                                                                         For the Years Ended
                                                                           ----------------------------------------------
                                                                           December 31,      January 1,        January 2,
                                                                              1994              1994             1993
                                                                           ------------      ----------        ----------
                                                                                          (000's omitted)

Operating activities:
     Net margins                                                            $ 60,318         $ 57,023          $ 60,629
     Adjustments to reconcile net margins to cash
         and cash equivalents from operating activities:
         Depreciation and amortization                                        21,613           21,566            21,869
         Provision for losses on accounts and notes
              receivable                                                       4,233            4,057             4,447
     Changes in operating assets and liabilities:
         Accounts and notes receivable                                       (33,112)         (38,605)          (29,798)
         Inventories                                                         (49,145)             183           (11,819)
         Accounts payable                                                     79,957          (45,070)           23,770
         Accrued expenses                                                      6,022           (1,143)           (6,221)
         Other adjustments, net                                               (1,223)          (2,679)           (3,035)
                                                                            --------         --------          --------

              Net cash and cash equivalents provided by
                  (used for) operating activities                             88,663           (4,668)           59,842
                                                                            --------         --------          --------

Investing activities:
     Additions to properties owned                                           (21,427)         (13,382)          (17,871)
     Proceeds from sale of properties owned                                    2,174           13,999               682
     Changes in other assets                                                   1,132           (3,850)           (2,076)
                                                                            --------         --------          --------

              Net cash and cash equivalents (used for)
                  investing activities                                       (18,121)          (3,233)          (19,265)
                                                                            --------         --------          --------

Financing activities:
     Payment of annual patronage dividend                                    (16,614)         (18,570)          (18,423)
     Payment of notes, long-term debt and lease
         obligations                                                         (39,632)         (32,730)          (18,776)
     Proceeds from long-term borrowings                                         --               --              54,124
     Increase (decrease) in short-term borrowings                            (13,851)          23,059           (20,975)
     Purchase of Class A common stock                                           (216)            (470)             (337)
     Proceeds from sale of Class A common stock                                  288              323               352
                                                                            --------         --------          --------

              Net cash and cash equivalents (used for)
                  financing activities                                       (70,025)         (28,388)           (4,035)
                                                                            --------         --------          --------

Net increase (decrease) in cash and
     cash equivalents                                                            517          (36,289)           36,542
                                                                            --------         --------          --------

Cash and cash equivalents at beginning of year                                 1,314           37,603             1,061
                                                                            --------         --------          --------

Cash and cash equivalents at end of year                                    $  1,831         $  1,314          $ 37,603
                                                                            ========         ========          ========


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF
CAPITAL STOCK AND RETAINED EARNINGS.


- --------------------------------------------------------------------------------

For the Three Years Ended December 31, 1994         Common Stock, $100 Par Value
                                              -----------------------------------------
                                                      Class A                  Class B
                                              -------------------------        --------
                                                                                Issued                           Foreign
                                                                                 and                             Currency
                                                                                to be           Retained        Translation
                                              Issued         Subscribed         Issued          Earnings        Adjustment
                                              ------         ----------        --------         --------        -----------
                                                                           (000's omitted)

Balances at December 28, 1991                 $7,016            $  61          $104,151         $  1,556           $    --

     Net margins                                                                                  60,629
     Foreign currency translation
         adjustment                                                                                                   (932)
     Patronage dividend                                                          10,029          (60,901)
     Stock issued for paid-up
         subscriptions                           357             (357)
     Stock subscriptions                                          345
     Stock purchased and retired                (565)                            (5,198)
                                              ------            -----          --------         --------           -------

Balances at January 2, 1993                    6,808               49           108,982            1,284              (932)

     Net margins                                                                                  57,023
     Foreign currency translation
         adjustment                                                                                                    262
     Patronage dividend                                                           7,686          (54,440)
     Stock issued for paid-up
         subscriptions                           312             (312)
     Stock subscriptions                                          308
     Stock purchased and retired                (532)                            (5,895)
                                              ------            -----          --------         --------           -------

Balances at January 1, 1994                    6,588               45           110,773            3,867              (670)

     Net margins                                                                                  60,318
     Foreign currency translation
         adjustment                                                                                                   (245)
     Patronage dividend                                                          10,829          (60,421)
     Stock issued for paid-up
         subscriptions                           275             (275)
     Stock subscriptions                                          265
     Stock purchased and retired                (528)                            (4,939)
                                              ------            -----          --------         --------           -------

Balances at December 31, 1994                 $6,335            $  35          $116,663         $  3,764           $  (915)
                                              ======            =====          ========         ========           =======

Subscribed Class A common stock amounts are net of unpaid amounts of $1,000 at December 31, 1994, $14,000 at January 1, 1994 and $27,000 at January 2, 1993 and
December 28, 1991 (for 360, 590, 760 and 880 shares subscribed, respectively).


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


1. DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES

      Cotter & Company (the Company) is a Member-owned wholesaler of hardware and related merchandise. The Company also manufactures paint and paint applicators. The Company's goods and services are sold predominantly within the United States, primarily to retailers of hardware and related lines, each of whom has purchased ten shares of the Company's Class A common stock upon becoming a Member. The Company operates in a single industry as a member-owned wholesaler cooperative. In accordance with the Company's By-laws, the annual patronage dividend is paid to Members out of gross margins from operations and other patronage source income, after deduction for expenses and provisions authorized by the Board of Directors. The significant accounting policies of the Company are summarized below.

Consolidation

      The consolidated financial statements include the accounts of the Company and all wholly-owned subsidiaries. The consolidated financial statements also include the accounts of Cotter Canada Hardware and Variety Cooperative, Inc., a Canadian Member-owned wholesaler of hardware, variety and related merchandise, in which the Company has a majority equity interest.

Capitalization

      The Company's capital (Capitalization) is derived from redeemable Class A voting common stock and retained earnings, together with promissory (subordinated) notes and redeemable Class B nonvoting common stock issued in connection with the Company's annual patronage dividend. The By-laws provide for partially meeting the Company's capital requirements by payment of the year-end patronage dividend, of which at least twenty percent must be paid in cash, and the balance in five-year promissory (subordinated) notes {from fiscal year 1985 through fiscal year 1993, the promissory (subordinated) notes were for a term of seven years} and redeemable $100 par value Class B common stock.

      Membership may be terminated without cause by either the Company or the Member upon sixty days' written notice. In the event membership is terminated, the Company undertakes to purchase, and the Member is required to sell to the Company, all of the Member's Class A common stock and Class B common stock at book value. Payment for the Class A common stock will be in cash. Payment for the Class B common stock will be a note payable in five equal annual instalments bearing interest at the same rate per annum as the promissory (subordinated) notes most recently issued as part of the Company's patronage dividend.

Cash equivalents

      The Company classifies its temporary investments in highly liquid debt instruments, with an original maturity of three months or less, as cash equivalents.

Inventories

      Inventories are stated at the lower of cost, determined on the "first-in, first-out" basis, or market.

Properties

      Properties are recorded at cost. Depreciation and amortization are computed by using the straight-line method over the following estimated useful lives: buildings and improvements - 10 to 40 years; machinery and warehouse, office and computer equipment - 5 to 10 years; transportation equipment- 3 to 7 years; and leasehold improvements - the life of the lease without regard to options for renewal.

Income Taxes

      The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," effective January 3, 1993. Under this standard, the liability method is used whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities adjusting for the impact of tax credit carryforwards.

Retirement plans

      The Company sponsors two noncontributory defined benefit retirement plans covering substantially all of its employees. Company contributions to union-sponsored defined contributions plans are based on collectively bargained rates times hours worked. The Company's policy is to fund annually all tax-qualified plans to the extent deductible for income tax purposes.

Reporting year

      The Company's reporting year-end is the Saturday closest to December 31.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


2. INVENTORIES

Inventories consisted of:


                                    December 31,   January 1,
                                       1994           1994
                                    ------------   ----------
                                         (000's omitted)
Manufacturing inventories:
   Raw materials                       $ 12,986     $ 14,795
   Work-in-process and
     finished goods                      60,094       54,992
                                       --------     --------
                                         73,080       69,787
Merchandise inventories                 311,667      266,279
                                       --------     --------
                                       $384,747     $336,066
                                       ========     ========



3. PROPERTIES

Properties owned or leased under capital leases consisted of:


                                     December 31, 1994       January 1, 1994
                                  ---------------------   ---------------------
                                    Owned      Leased       Owned       Leased
                                  --------   ----------   ---------    ---------
                                                  (000's omitted)
Buildings and improvements        $168,311   $    --      $166,055      $   --
Machinery and warehouse
   equipment                        79,953        --        76,330          --
Office and computer equipment       62,868        --        55,191          --
Transportation equipment            22,757    14,556        18,778       15,337
                                   -------   -------      --------      -------
                                   333,889    14,556       316,354       15,337
Less accumulated depreciation
   and amortization                181,920     9,865       164,731        8,568
                                   -------   -------      --------      -------
                                   151,969     4,691       151,623        6,769
Land                                12,292        --        12,696          --
                                   -------   -------      --------      -------
                                  $164,261   $ 4,691      $164,319      $ 6,769
                                  ========   =======      ========      =======



4. LONG-TERM DEBT AND BORROWING ARRANGEMENTS

Long-term debt consisted of:


                                         December 31,   January 1,
                                            1994           1994
                                         ------------   ----------
                                               (000's omitted)

Senior note at 8.60%                         $50,000      $50,000
Term loans:
  Canadian prime (8.00% and 5.50%,
    respectively)                              3,565        3,777
  United States prime plus .5% (9.00%)
    and fixed (7.75%), respectively            6,200        6,200
Redeemable (subordinated) term notes:
   7.00%                                       4,346           --
   7.37%                                       1,512           --
   7.61%                                       3,540           --
Industrial Revenue Bonds:
   5.28% and 5.94%, respectively               4,000        4,000
   8.25%                                          --        1,150
                                             -------      -------
                                              73,163       65,127
Less amounts due within one year               1,000        1,150
                                             -------      -------
                                             $72,163      $63,977
                                             =======      =======



    Principal payments for the 8.60% senior note are due in incrementally increasing amounts starting in 1995 through maturity in 2007. Under the senior note agreement, the Company is required to meet certain financial ratios and covenants.

    The two term loans are due in 1997 and 1999, respectively.

    The redeemable (subordinated) term notes were issued in exchange for promissory (subordinated) notes maturing on December 31, 1994 that were held by promissory note holders, who do not own the Company's Class A Common Stock. The notes are due in 1996, 1997 and 1998.

    On October 1, 1997, and every three-year period thereafter, the interest rate on the 5.28% industrial revenue bonds will be adjusted based on a bond index. These bonds may be redeemed at face value at either the option of the Company or the bondholders at each interest reset date through maturity in 2003.

    Total maturities of long-term debt for fiscal years 1995, 1996, 1997, 1998, 1999 and thereafter are $1,000,000, $6,346,000, $8,077,000, $7,540,000,
$10,200,000 and $40,000,000, respectively.

    In addition, the Company has various short-term lines of credit available under informal agreements with lending banks, cancelable by either party under specific circumstances, which amount to $67,800,000 at December 31, 1994. Borrowings under these agreements were $9,329,000 at December 31, 1994. The Company pays commitment fees for these lines. The weighted average interest rate on short-term borrowings was 6.63% at December 31, 1994 and 3.48% at January 1, 1994.

5. CAPITAL LEASES AND OTHER LEASE COMMITMENTS

    The Company rents buildings and warehouse, office, computer and transporation equipment under operating and capital leases.

    The following is a schedule of future minimum lease payments under capital and operating leases, together with the present value of the net minimum lease payments, as of December 31, 1994:


                                              Capital    Operating
                                              -------    ---------
                                                 (000's omitted)
Fiscal years
   1995                                        $1,887      $ 6,356
   1996                                         1,538        4,812
   1997                                         1,039        2,892
   1998                                           751        1,830
   1999                                           416        1,351
   Thereafter                                      --        4,400
                                               ------      -------
Net minimum lease payments                      5,631      $21,641
                                                           =======
Less amount representing interest                 298
                                               ------
Present value of net minimum lease payments     5,333
Less amounts due within one year                1,740
                                               ------
                                               $3,593
                                               ======



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


    Capitalized leases expire at various dates and generally provide for purchase options but not renewals. Purchase options provide for purchase prices at either fair market value or a stated value which is related to the lessor's book value at expiration of the lease term.

Rent expense under operating leases was as follows:


                         December 31,    January 1,     January 2,
                             1994           1994           1993
                         ------------   -----------     ----------
                                     (000's omitted)

Minimum rent                  $8,487        $8,174         $7,253
Contingent rent                  611           575            616
                              ------        ------         ------
                              $9,098        $8,749         $7,869
                              ======        ======         ======



6. CAPITALIZATION

Promissory (subordinated) and instalment notes consisted of:


                                                 December 31,   January 1,
                                                     1994          1994
                                                 ------------   ----------
                                                      (000's omitted)
Promissory (subordinated) notes -
   Due currently                                    $     39   $     51
   Due on December 31, 1994-8.50%                         --     26,173
   Due on December 31, 1994-9.50%                         --     30,321
   Due on December 31, 1995-7.50%                     20,744     21,324
   Due on December 31, 1995-10.00%                    35,355     36,257
   Due on December 31, 1996-9.50%                     28,436     28,930
   Due on December 31, 1996-6.00%                     24,888     27,187
   Due on December 31, 1997-10.00%                    17,579     18,138
   Due on December 31, 1997-7.87%                     16,793       --
   Due on December 31, 1998-8.00%                     28,512     29,266
   Due on December 31, 1999-8.00%                     27,030     27,827
   Due on December 31, 1999-8.20% (to be issued)      27,909         --
   Due on December 31, 2000-6.50% (issued 1994)       25,628     26,752
   Instalment notes at interest rates of
     6.50% to 10.00% with maturities through 1998      4,010      4,062
                                                    --------   --------
                                                     256,923    276,288
Less amounts due within one year                      57,824     58,292
                                                    --------   --------
                                                    $199,099   $217,996
                                                    ========   ========



    The promissory notes are issued principally in payment of the annual patronage dividend. Promissory notes are subordinated to indebtedness to banking institutions, trade creditors and other indebtedness of the Company as specified by its Board of Directors. Notes to be issued relate to the patronage dividend which is distributed after the end of the year. Prior experience indicates that the maturities of a significant portion of the notes due within one year are extended, for a three year period, at interest rates substantially equivalent to competitive market rates of comparable instruments. The Company anticipates that this practice will continue.

    Total maturities of promissory and instalment notes for fiscal years 1995, 1996, 1997, 1998, 1999 and thereafter are $57,824,000, $54,463,000, $35,197,000,
$28,872,000, $54,939,000 and $25,628,000, respectively.


7. FAIR VALUE OF FINANCIAL INSTRUMENTS

    Due to the uncertainty of the ultimate maturities of the promissory notes, management believes it is impracticable to estimate their fair value. The carrying amounts of the Company's other financial instruments approximate fair value. Fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rate for similar borrowings.

8.  INCOME TAXES

    Effective January 3, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes" (See Note 1). As permitted under the new rules, prior years' financial statements have not been restated.

    The cumulative effect of adopting SFAS No. 109 as of January 3, 1993 was not material to the consolidated financial statements of the Company.

    At December 31, 1994, the Company has alternative minimum tax credit carryforwards of approximately $1,200,000 which do not expire. The carryforwards are available to offset future federal tax liabilities.

    Significant components of the Company's deferred tax assets and liabilities as of December 31, 1994 resulted primarily from alternative minimum tax credit carryforwards and temporary differences between income tax and financial reporting for depreciation, vacation pay and contributions to fund retirement plans.

    Significant components of the provision (benefit) for income taxes are as follows:



                                                          Deferred
                              Liability Method             Method
                         ---------------------------     ----------
                                    For the Years Ended
                         ------------------------------------------
                         December 31,     January 1,     January 2,
                            1994            1994            1993
                         ------------     ----------     ----------
                                       (000's omitted)
Current:
   Federal                    $  486         $  343         $  551
   State                         462             22            152
   Foreign                       278            237            122
                              ------         ------         ------
   Total current               1,226            602            825
                              ------         ------         ------
Deferred:
   Federal                      (147)         1,582           (497)
   State                         (26)           317            (14)
   Foreign                       110             81             75
                              ------         ------         ------
   Total deferred                (63)         1,980           (436)
                              ------         ------         ------
                              $1,163         $2,582         $  389
                              ======         ======         ======


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


    The Company operates as a nonexempt cooperative and is allowed a deduction in determining its taxable income for amounts paid as patronage dividend based on margins from business done with or for Members. The reconciliation of income tax expense to income tax computed at the U.S. federal statutory tax rate of 35% in fiscal year 1994 and 1993 and 34% in fiscal year 1992 is as follows:


                                                            Deferred
                                     Liability Method        Method
                                 -----------------------   ----------
                                          For the Years Ended
                                 ------------------------------------
                                 December 31,  January 1,  January 2,
                                    1994         1994         1993
                                 ------------  ----------  ----------
                                            (000's omitted)
Tax at U.S. statutory rate          $ 21,518   $ 20,862    $ 20,746
Effects of:
   Patronage dividend                (21,147)   (19,054)    (20,706)
   State income taxes, net of
     federal tax benefit                 283        220          91
   Other, net                            509        554         258
                                    --------   --------    --------
                                    $  1,163   $  2,582    $    389
                                    ========   ========    ========


9. CASH FLOW

    The Company's noncash financing and investing activities in fiscal year 1992 include acquisitions of transportation and warehouse equipment by entering into capital leases. In fiscal year 1992, ownership of a distribution center previously under capital lease was transferred to the Company. Also in fiscal year 1992, a wholly-owned subsidiary of the Company acquired certain assets, in part, by assuming debt. These transactions aggregate $12,527,000. In addition, the annual patronage dividend and promissory (subordinated) note renewals relating to noncash operating and financing activities are as follows:



                                             For the Years Ended
                                     ------------------------------------
                                     December 31,  January 1,  January 2,
                                        1994          1994       1993
                                     ------------  ----------  ----------
                                               (000's omitted)
Patronage dividend payable in cash      $18,383     $16,614       $18,570
Promissory (subordinated) notes          23,213      20,852        22,711
Class B nonvoting common stock            5,900       2,086         4,934
Instalment notes                          3,058       2,939         2,485
Member indebtedness                       9,867      11,949        12,201
                                        -------     -------       -------
                                        $60,421     $54,440       $60,901
                                        =======     =======       =======
Note renewals                           $26,191     $27,187       $22,686
                                        =======     =======      ========

    Cash paid for interest during fiscal years 1994, 1993 and 1992 totalled $30,583,000, $32,056,000 and $31,638,000, respectively. Cash paid for income taxes during fiscal years 1994, 1993 and 1992 totalled $1,709,000, $1,387,000 and $1,771,000, respectively.

10.  RETIREMENT PLANS

    The components of net pension cost for the Company administered pension plans consisted of:


                                                         For the Years Ended
                                                -------------------------------------
                                                December 31,  January 1,   January 2,
                                                    1994         1994         1993
                                                -------------------------------------
                                                            (000's omitted)
Income:
   Actual return (loss) on plan assets             ($1,543)    $ 7,486       $2,856
   Amortization of excess plan assets                  920         920          920
                                                   -------     -------       ------
                                                      (623)      8,406        3,776
                                                   -------     -------       ------

Expenses:
   Service cost - benefits earned during year        4,765       4,556        3,633
   Interest on projected benefit obligation          6,736       6,266        5,738
   Deferral of excess (deficiency) of actual
     over estimated return on plan assets           (8,815)      1,042       (3,060)
                                                   -------     -------       ------
                                                     2,686      11,864        6,311
                                                   -------     -------       ------
Net pension cost                                    $3,309     $ 3,458       $2,535
                                                   =======     =======       ======


    The discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.5% and 4.5%, respectively, in fiscal year 1994; 7.5% and 4.5%, respectively, in fiscal year 1993; and 9.0% and 6.0%, respectively, in fiscal year 1992. These changes in actuarial assumptions did not have a material impact on net pension cost for fiscal year 1994 and the Company does not anticipate that these changes will have a material impact on net pension cost in future years. In fiscal years 1994, 1993 and 1992, the expected long-term rate of return on assets was 9.5%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


    Plan assets are composed primarily of corporate equity and debt securities. Benefits are based on years of service and the employee's compensation during the last ten years of employment, offset by a percentage of Social Security retirement benefits. Trusteed net assets and actuarially computed benefit obligations for the Company administered pension plans are presented below:



                                                         December 31,     January 1,
                                                             1994            1994
                                                         -----------      ----------
                                                               (000's omitted)
Assets:
  Total plan assets at fair value                            $80,046        $81,726
                                                             =======        =======
Obligations:
  Accumulated benefit obligation:
    Vested                                                   $53,055        $55,605
    Non-vested                                                 7,683          8,704
  Effect of projected compensation increases                  19,924         24,110
                                                             -------        -------
  Total projected benefit obligation                          80,662         88,419
                                                             -------        -------
Net excess assets (liabilities):
   Unrecognized:
     Unamortized excess assets at original date                8,643          9,563
     Net actuarial gain (loss)                                   565         (5,773)
     Prior service costs                                      (5,313)        (6,170)
   Recognized accrued pension cost                            (4,511)        (4,313)
                                                             -------        -------
   Total net excess assets (liabilities)                        (616)        (6,693)
                                                             -------        -------
Total obligations and net excess assets (liabilities)        $80,046        $81,726
                                                             =======        =======




    The Company also participates in union-sponsored defined contribution plans. Pension costs related to these plans were $757,000, $702,000 and $556,000 for fiscal years 1994, 1993 and 1992, respectively.


11.  SUBSEQUENT EVENTS

    On January 13, 1995, the Company announced the sale of certain inventory of its V&S Variety division to a national wholesaler who has also agreed to supply the majority of the V&S stores. Also, on January 31, 1995, the Company agreed to sell certain assets of its outdoor power equipment manufacturing division to a nationally recognized company and secured a favorable supply agreement for such equipment. These transactions should not have a material impact on the Company's results of operations or financial position.

REPORT OF INDEPENDENT AUDITORS.


TO THE MEMBERS AND THE BOARD OF DIRECTORS COTTER & COMPANY

    We have audited the accompanying consolidated balance sheets of Cotter & Company as of December 31, 1994 and January 1, 1994, and the related consolidated statements of operations, cash flows, and capital stock and retained earnings for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cotter & Company at December 31, 1994 and January 1, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.



/s/ ERNST & YOUNG, LLP


Chicago, Illinois
February 13, 1995

SELECTED FINANCIAL DATA.






                                                                  For The Years Ended
                                          -----------------------------------------------------------------------
                                          December 31,    January 1,    January 2,    December 28,   December 29,
                                              1994          1994          1993            1991           1990
                                          ------------    ----------    ----------    ------------   ------------
                                                                    (000's omitted)
Revenues                                   $2,574,445    $2,420,727     $2,356,468     $2,139,887     $2,135,120

Net margins                                $   60,318    $   57,023     $   60,629     $   59,425     $   54,847

Total assets                               $  868,785    $  803,528     $  833,372     $  763,109     $  709,895

Member payout:
   Patronage dividend                      $   60,421    $   54,440     $   60,901     $   60,339     $   56,269
   Interest paid to Members                    22,894        24,458         25,716         26,006         24,083
                                           ----------    ----------     ----------     ----------     ----------
                                           $   83,315    $   78,898     $   86,617     $   86,345     $   80,352
                                           ----------    ----------     ----------     ----------     ----------
Member cash payout:
   Patronage dividend in cash              $   18,383    $   16,614     $   18,570     $   18,423     $   16,978
   Interest paid to Members                    22,894        24,458         25,716         26,006         24,083
                                           ----------    ----------     ----------     ----------     ----------
                                           $   41,277    $   41,072     $   44,286     $   44,429     $   41,061
                                           ----------    ----------     ----------     ----------     ----------
Member notes and common stock:
   Promissory (subordinated) and
      instalment notes                     $  199,099    $  217,996     $  235,695     $  235,289     $  215,452
   Redeemable Class A
      common stock                              6,370         6,633          6,857          7,077          7,362
   Redeemable Class B
      common stock                            116,663       110,773        108,982        104,151        101,398
                                           ----------    ----------     ----------     ----------     ----------
                                           $  322,132    $  335,402     $  351,534     $  346,517     $  324,212
                                           ----------    ----------     ----------     ----------     ----------



DIRECTORS AND OFFICERS.


                        [PICTURE OF BOARD OF DIRECTORS]

     (Front, left to right) Len Farr, Sam Costa, Dick Schaefer, Bob Waters (Center) Lew Moore, Jerry Kabelin, Ed Yeager, Jerry O'Conner, Will Halterman
    (Rear) Mitch West, Bill Claypool, Bob Ladner, Dan Cotter, George Sheffer



BOARD OF DIRECTORS

WILLIAM M. CLAYPOOL III (1)(2)
Claypool True Value Hardware
Needles, CA
(619) 326-4660
Director since 1970
Term expires 1997

SAMUEL D. COSTA, JR. (4)
Costa's True Value Hardware
Smethport, PA
(814) 887-5542
Director since 1988
Term expires 1996

DANIEL A. COTTER*
President and
Chief Executive Officer
Cotter & Company
Chicago, IL
(312) 975-2700
Director since 1989
Term expires 1996

LEONARD C. FARR (3)
Farr's True Value Hardware
Coos Bay, OR
(503) 267-2137
Director since 1972
Term expires 1996

WILLIAM M. HALTERMAN (3)
Halterman's True Value Hardware
Petersburg, WV
(304) 257-4552
Director since 1990
Term expires 1995

JERRALD T. KABELIN, CHAIRMAN*
Kabelin True Value Hardware
LaPorte, IN
(219) 362-3310
Director since 1985
Term expires 1997

ROBERT J. LADNER (3)
Ladner's True Value Hardware
Granite Falls, MN
(612) 564-3130
Director since 1994
Term expires 1997

LEWIS W. MOORE (1)(4)
Moore's True Value Hardware
Rochelle, IL
(815) 562-7682
Director since 1948
Term expires 1997

JEREMIAH J. O'CONNOR (1)(4)
O'Connor True Value
Billerica, MA
(508) 663-3520
Director since 1984
Term expires 1995

RICHARD L. SCHAEFER (3)
Carroll-Ames True Value Hardware
Bryan, OH
(419) 636-1149
Director since 1976
Term expires 1995

GEORGE V. SHEFFER (2)
Murdale True Value Hardware
Carbondale, IL
(618) 529-3400
Director since 1994
Term expires 1995

ROBERT G. WATERS (1)
Waters True Value Hardware
Junction City, KS
(913) 238-3114
Director since 1973
Term expires 1997

JOHN M.WEST, JR. (2)
Gulf Coast True Value Hardware
Englewood, FL
(813) 474-1807
Director since 1991
Term expires 1995

DONALD E.YEAGER (2)
Yeager True Value
Van Buren, AR
(501) 474-5278
Director since 1993
Term expires 1996


Committee Memberships:

1.   Executive Committee
2.   Long Range Planning Committee
3.   Audit and Finance Committee
4.   Management Development and
     Compensation Committee

*    Ex officio member of all committees



CORPORATE OFFICERS

DANIEL A. COTTER
President;
Chief Executive Officer

STEVEN J. PORTER
Executive Vice President;
Chief Operating Officer

KERRY J. KIRBY
Vice President, Finance;
Secretary and Treasurer;
Chief Financial Officer

KAREN M. AGNEW
Vice President,
Management Services;
Assistant Secretary

DANIEL T. BURNS
Vice President, Law
and Human Resources

DANNY R. BURTON
Vice President, Retail
Development and
Operations/Markets

DAVID W. CHRISTMAS
Vice President, Merchandising

ROBERT F. JOHNSON
Vice President,
Information Services

JOHN P. SEMKUS
Vice President, Distribution
and Transportation

JOHN F. MOYNIHAN
Assistant Secretary




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COTTER&COMPANY  2740 N. Clybourn Avenue  Chicago, Illinois 60614   312-975-2700